Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

STATION CASINOS, INC.,

FERTITTA COLONY PARTNERS LLC

AND

FCP ACQUISITION SUB

February 23, 2007

ii

Section 10.10.	Entire Agreement	52
Section 10.11.	Jurisdiction	52
Section 10.12.	Authorship	53
Section 10.13.	Remedies	53

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of this 23rd day of February, 2007 by and among Station Casinos, Inc., a Nevada corporation (the “Company”), Fertitta Colony Partners LLC, a Nevada limited liability company (“Parent”), and FCP Acquisition Sub, a Nevada corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).

RECITALS

A.            The parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct or indirect wholly-owned subsidiary of Parent (the “Surviving Corporation”).  The Surviving Corporation shall retain the name of the Company.

B.            The Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, has (i) determined that the Merger and this Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and (iii) resolved to recommend that stockholders of the Company approve this Agreement.

C.            The respective Boards of Directors of Parent and Merger Sub have unanimously approved this Agreement.

D.            In the Merger, subject to the terms of Article II hereof, each share of common stock, $.01 par value per share, of the Company, including any Rights associated therewith (the “Shares”), other than those shares held by Parent, will be converted into the right to receive $90.00 per share in cash.

E.             Certain existing stockholders of the Company desire to contribute Shares to Parent immediately prior to the Effective Time in exchange for equity interests in Parent.

F.             Concurrently with the execution of this Agreement, as a condition and inducement to the Company’s and Parent’s willingness to enter into this Agreement, the Company, Parent and the Contributing Stockholders are entering into a voting agreement, of even date herewith (the “Voting Agreement”), pursuant to which each of the Contributing Stockholders has agreed, subject to the terms thereof, to vote their respective Shares in favor of adoption of this Agreement.

G.            The Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1.            Definitions.  For purposes of this Agreement, the following terms have the respective meanings set forth below:

“6% Notes” has the meaning set forth in Section 7.10.

“6% Notes Indenture” has the meaning set forth in Section 7.10.

“6 ½% Notes” has the meaning set forth in Section 7.10.

“6 ½% Notes Indenture” has the meaning set forth in Section 7.10.

“6 ⅝% Notes” has the meaning set forth in Section 7.10.

“6 ⅝% Notes Indenture” has the meaning set forth in Section 7.10.

“6 ⅞% Notes” has the meaning set forth in Section 7.10.

“6 ⅞% Notes Indenture” has the meaning set forth in Section 7.10.

“7 ¾% Notes” has the meaning set forth in Section 7.10.

“7 ¾% Notes Indenture” has the meaning set forth in Section 7.10.

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person.  For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.  For purposes of this Agreement, Parent and Merger Sub shall be deemed not to be Affiliates of the Company.

“Agreement” has the meaning set forth in the Preamble.

“Articles of Merger” has the meaning set forth in Section 2.1(b).

“Book-Entry Share” has the meaning set forth in Section 2.2(c).

“Business Day” means any day other than the days on which banks in Las Vegas, Nevada or New York, New York are required or authorized to close.

“Certificate” has the meaning set forth in Section 2.2(c).

“Closing” has the meaning set forth in Section 2.1(d).

“Closing Date” has the meaning set forth in Section 2.1(d).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Proposal” has the meaning set forth in Section 7.4(g)(i).

“Company Benefit Plan” means each Employee Benefit Plan (other than any multiemployer plan within the meaning of ERISA Section 3(37)) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and other material employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any Company Employee has any present or future right to benefits, maintained or contributed to by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any present or future liability.

“Company Disclosure Letter” has the meaning set forth in the preamble to Article IV.

“Company Employees” means any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its Subsidiaries.

“Company Equity Awards” means Company Options and Company Restricted Shares.

“Company Joint Venture” means, with respect to the Company, any corporation or other entity (including partnerships, limited liability companies and other business associations and joint ventures) in which the Company, directly or indirectly, owns an equity interest that does not have voting power under ordinary circumstances to elect a majority of the board of directors or other person performing similar functions but in which the Company has rights with respect to the management of such Person.

 “Company Options” means outstanding options to acquire Shares from the Company granted to Company Employees under the Company Stock Plans or otherwise.

“Company Proxy Statement” means the proxy statement, together with any amendments or supplements thereto and any other related proxy materials, relating to the approval of this Agreement by the Company’s stockholders prepared in accordance with applicable Law and including the information required to be included in the Schedule 13E-3.

“Company Restricted Shares” has the meaning set forth in Section 2.2(e).

“Company SEC Reports” has the meaning set forth in Section 4.6(a).

“Company Securities” has the meaning set forth in Section 4.5(b).

“Company Stockholder Meeting” has the meaning set forth in Section 7.1(a).

“Company Stock Plans” means the 2005 Stock Compensation Plan, the Incentive Stock Option Plan, the Compensatory Stock Option Plan, the Restricted Share Plan, the Non-employee Director Stock Option Plan, the 1999 Compensatory Stock Option Plan, and the 1999 Share Plan.

“Compensation” has the meaning set forth in Section 7.8(a).

“Confidentiality Agreements” means, collectively, the Confidentiality Agreement, dated October 12, 2006, between the Company and Colony Capital Acquisitions, LLC, and the Confidentiality Agreement, dated as of December 1, 2006, between the Company and Fertitta Colony Partners LLC.

“Contract” has the meaning set forth in Section 4.4.

“Contributing Stockholders” means, individually or collectively, Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini and Delise F. Sartini and their respective Affiliates which contribute Shares to Parent pursuant to the Equity Rollover Commitments.

“Current Employee” has the meaning set forth in Section 7.8(a).

“Current Policies” has the meaning set forth in Section 7.5(a).

“Damages” has the meaning set forth in Section 7.5(a).

“Debt Financing” has the meaning set forth in Section 5.7.

“Debt Financing Commitments” has the meaning set forth in Section 5.7.

“Debt Tender Offers” has the meaning set forth in Section 7.10.

“Disbursing Agent” has the meaning set forth in Section 2.3(a).

“Disinterested Director” means a member of the Board of Directors of the Company who is independent within the meaning of Section 303A.02 of the New York Stock Exchange Listing Standards and who, accordingly, does not have a direct or indirect material relationship with the Company.

“DOJ” has the meaning set forth in Section 7.2(b).

“Effective Time” has the meaning set forth in Section 2.1(b).

“Employee Benefit Plan” has the meaning set forth in Section 3(3) of ERISA.

“Employment Agreement” means any employment, severance, retention, termination, indemnification, change in control or similar agreement between the Company or any of its Subsidiaries, on the one hand, and any current or former employee of the Company or any of its Subsidiaries, on the other hand.

“End Date” has the meaning set forth in Section 9.1(b)(i).

“Equity Financing” has the meaning set forth in Section 5.7.

“Equity Financing Commitment” has the meaning set forth in Section 5.7.

“Equity Rollover Commitments” has the meaning set forth in Section 5.8.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Party” has the meaning set forth in Section 7.4(b).

“Expected Date” has the meaning set forth in Section 7.9(a).

“Fertittas” means Frank J. Fertitta III and Lorenzo J. Fertitta.

“Financing” has the meaning set forth in Section 5.7.

“Financing Commitments” has the meaning set forth in Section 5.7.

 “FTC” has the meaning set forth in Section 7.2(b).

“Gaming Approvals” has the meaning set forth in Section 7.2(e).

“Gaming Authority” means any Governmental Authority with regulatory control or jurisdiction over casino or other gaming activities and operations, including, without limitation, the Nevada Gaming Commission, the Nevada State Gaming Control Board and the National Indian Gaming Commission.

“Gaming Law” means, with respect to any Person, any Law governing or relating to any current or contemplated casino or other gaming activities and operations of such Person and its Subsidiaries, including, without limitation, the rules and regulations established by any Gaming Authority.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any nation or government or any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, tribal, provincial, state, regional, local or municipal.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indentures” has the meaning set forth in Section 7.10.

“Interim  LLC Agreement” has the meaning set forth in Section 6.2.

“Law” means applicable statutes, common laws, rules, ordinances, regulations, codes, licensing requirements, orders, judgments, injunctions, writs, decrees, licenses, governmental guidelines or interpretations having the force of law, permits, rules and bylaws, in each case, of a Governmental Authority.

“Lease” means the lease of certain real property assets by PropCo to the Company, as set forth in the form of Master Lease Agreement, to be dated as of the Closing Date (the “Lease Agreement”), by and between the Company and PropCo.

“Lease Agreement” has the meaning set forth in the definition of “Lease”.

“Liens” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Limited Guarantee” has the meaning set forth in Section 5.13.

“Majority-Minority Vote” has the meaning set forth in Section 4.2(a).

“Marketing Period” has the meaning set forth in Section 7.9(a).

“Material Adverse Effect on the Company” means a material adverse effect on the assets or liabilities, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect on the Company:  (A) any fact, change, development, circumstance, event, effect or occurrence (an “Effect”) in general economic or political conditions, whether locally, nationally or internationally, or in the financial or securities markets, or any outbreak or escalation of hostilities or declared or undeclared acts of terrorism; (B) any Effect generally affecting, or resulting from general changes or developments in, the travel, hospitality or gaming industries; (C) any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures shall not be excluded); (D) any change in the price or trading volume of the Shares in and of itself (provided that the underlying causes of such changes shall not be excluded); (E) any Effect that is demonstrated to have resulted from the announcement of the proposal of the Merger or this Agreement and the transactions contemplated hereby, or the identity of Parent or any of its Affiliates as the acquiror of the Company; (F) any Effect arising from any action taken by the Company to comply with its obligations under this Agreement; or (G) any changes in Law or GAAP (or the interpretation thereof), except, in the case of clauses (A) and (B), to the extent such Effects referred to therein have had a materially disproportionate impact on the assets or liabilities, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other participants in the travel, hospitality or gaming industries.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.2(c).

“Merger Shares” has the meaning set forth in Section 2.2(c).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Shares” means the shares of common stock of Merger Sub, par value $0.001 per share.

“New Financing Commitments” has the meaning set forth in Section 7.9(c).

“NewCo” means FCP NewCo, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company.

“Notes” has the meaning set forth in Section 7.10.

“No-Shop Period Start Date” has the meaning set forth in Section 7.4(a).

“NRS” has the meaning set forth in Section 2.1(a).

“Operating Subsidiaries” has the meaning set forth in the definition of “Sale”.

“Parent” has the meaning set forth in the Preamble.

“Parent Disclosure Letter” has the meaning set forth in the preamble to Article V.

“Parent Expenses” has the meaning set forth in Section 9.2(e).

“Parent Plan” has the meaning set forth in Section 7.8(b).

“Permits” means any licenses, franchises, permits, certificates, consents, approvals or other similar authorizations of, from or by a Governmental Authority (including any Gaming Authority) possessed by or granted to or necessary for the ownership of the material assets or conduct of the business of the Company or its Subsidiaries.

“Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings or with respect to which there remains an opportunity to contest; or (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any Company SEC Report filed prior to the date of this Agreement; and (ix) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a material adverse effect on the Company or the ability of Parent to obtain the Debt Financing.

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

“PropCo” means FCP PropCo, LLC, a Delaware limited liability company and a wholly owned-subsidiary of the Company.

“Purchase Agreement” has the meaning set forth in the definition of “Sale”.

“Recommendation” has the meaning set forth in Section 7.1(a).

“Recommendation Withdrawal” has the meaning set forth in Section 7.4(d).

“Regulatory Termination Fee” means $106,000,000.

“Replacement Policies” has the meaning set forth in Section 7.5(a).

“Representatives” has the meaning set forth in Section 7.4(a).

“Required Financial Information” has the meaning set forth in Section 7.9(a).

“Requisite Stockholder Vote” has the meaning set forth in Section 4.2(a).

“Restraint” has the meaning set forth in Section 8.1(c).

“Rights” has the meaning set forth in the Rights Agreement.

“Rights Agreement” has the meaning set forth in Section 4.12.

“Reverse Termination Fee” means $160,000,000.

“Sale” means the sale of certain real property assets by Boulder Station, Inc., Fiesta Station Holdings, LLC, Lake Mead Station Holdings, LLC, Palace Station Hotel & Casino, Inc., Santa Fe Station, Inc., and Sunset Station, Inc. (collectively, the “Operating Subsidiaries”) to NewCo, as set forth in the Purchase and Sale Agreement, dated as of even date herewith (the “Purchase Agreement”), by and among the Operating Subsidiaries and NewCo.

“Sale and Lease-Back Agreements” means, collectively, (i) the Purchase Agreement, (ii) the Lease Agreement, and (iii) the form of Sublease Agreements, to be dated as of the Closing Date, by and among the Company and each of the Operating Subsidiaries.

“Schedule 13E-3” means a Rule 13e-3 Transaction Statement on Schedule 13E-3, together with any amendments or supplements thereto, relating to the Merger.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share” has the meaning set forth in the Recitals.

“Special Committee” means a committee of the Company’s Board of Directors, the members of which are not affiliated with Parent or Merger Sub and are not members of the Company’s management, formed for the reasons set forth in the resolution establishing such committee.

“Subsidiary” means, with respect to any Person, any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, 50% or more of the equity interests of the second Person).

“Superior Proposal” has the meaning set forth in Section 7.4(g)(ii).

“Superior Proposal Effective Time” has the meaning set forth in Section 7.13.

“Surviving Corporation” has the meaning set forth in the Recitals.

“Takeover Statute” has the meaning set forth in Section 4.12.

“Tax” means (i) all U.S. Federal, state, local, foreign and other taxes (including withholding taxes), fees and other governmental charges of any kind or nature whatsoever, together with any interest, penalties or additions imposed with respect thereto, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability or joint and several liability for being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to pay or indemnify any other Person for the payment of Taxes.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any amendments or supplements to any of the foregoing.

“Termination Fee” means $160,000,000, except in the event that any third party has made a bona fide Company Acquisition Proposal before the No-Shop Period Start Date, which Company Acquisition Proposal then constituted a Superior Proposal, and this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii) in order to enter into a definitive agreement with respect to such Company Acquisition Proposal with such third party, the Termination Fee shall mean $106,000,000.

“Voting Agreement” has the meaning set forth in the Recitals.

Section 1.2.            Terms Generally.  The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, unless the context expressly provides otherwise.  All references herein to Sections, paragraphs, subparagraphs, clauses, Exhibits or Schedules shall be deemed references to Sections, paragraphs, subparagraphs or clauses of, or Exhibits or Schedules to this Agreement, unless the context requires otherwise.  Unless otherwise expressly defined, terms defined in this Agreement have the same meanings when used in any Exhibit or Schedule hereto, including the Company Disclosure Letter.  Unless otherwise specified, the words “herein”, “hereof”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole (including the Schedules and Exhibits) and not to any particular provision of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors and assigns.

ARTICLE II

THE MERGER

Section 2.1.            The Merger.

(a)           At the Effective Time, in accordance with the Nevada Revised Statutes (the “NRS”), and upon the terms and subject to the conditions set forth in this Agreement, Merger Sub shall be merged with and into the Company, at which time the separate existence of Merger Sub shall cease and the Company shall survive the Merger as a direct or indirect wholly-owned subsidiary of Parent.

(b)           Subject to the provisions of this Agreement, with respect to the Merger, as soon as practicable after 10:00 a.m., Las Vegas time, on the Closing Date, Merger Sub shall file the Articles of Merger (the “Articles of Merger”) executed in accordance with, and containing such information as is required by, the relevant provisions of the NRS with the Secretary of State of the State of Nevada.  The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Nevada or at such other date and time as is agreed between the parties and specified in the Articles of Merger in accordance with the relevant provisions of the NRS (such date and time is hereinafter referred to as the “Effective Time”).

(c)           The Merger shall generally have the effects set forth in Section 92A.250, and any other applicable provisions, of the NRS and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and

Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

(d)           The closing of the Merger (the “Closing”) shall take place (i) at the offices of Milbank, Tweed, Hadley & McCloy LLP, located in Los Angeles, California, or (ii) at such other place and time or on such other date as the Company and Parent may agree in writing (the actual date of the Closing, the “Closing Date”), as soon as reasonably practicable but in any event, no later than the later to occur of (i) the second Business Day after the day on which the last condition to the Merger set forth in Article VIII is satisfied or validly waived (other than those conditions that by their nature cannot be satisfied until the Closing Date, but subject to the satisfaction or valid waiver of such conditions), or (ii) the date of completion of the Marketing Period (or, if Parent so notifies the Company, a date during the Marketing Period not less than three Business Days following such notice to the Company).

Section 2.2.            Conversion of Securities.  At the Effective Time, pursuant to this Agreement and by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of the Shares:

(a)           Each Share held by the Company as treasury stock or otherwise owned by Parent, Merger Sub or any wholly-owned Subsidiary of the Company immediately prior to the Effective Time (including Shares acquired by Parent immediately prior to the Effective Time), if any, shall be canceled and retired and shall cease to exist, and no payment or distribution shall be made or delivered with respect thereto.

(b)           Each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

(c)           Each Share (including any Company Restricted Shares) issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled pursuant to Section 2.2(a)) automatically shall be canceled and converted into the right to receive $90.00 in cash, without interest (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate (a “Certificate”) or the book-entry share (a “Book-Entry Share”) formerly representing such Share in the manner provided in Section 2.3.  Such Shares (including any Company Restricted Shares), other than those canceled pursuant to Section 2.2(a), sometimes are referred to herein as the “Merger Shares.”

(d)           If between the date of this Agreement and the Effective Time the number of outstanding Shares is changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like, other than pursuant to the Merger, the amount of Merger Consideration payable per Share and any other dependent items shall be appropriately adjusted to provide the holders of the Shares the same economic effect as contemplated by this Agreement prior to such action and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent items, subject to further adjustment in accordance with this Section 2.2(d).

(e)           Each Share (other than those canceled pursuant to Section 2.2(a)) outstanding immediately prior to the Effective Time, granted subject to vesting or other lapse restrictions pursuant to the Company Stock Plans or any applicable restricted stock award agreements (collectively, the “Company Restricted Shares”) shall, by virtue of this Agreement and in accordance with Section 2.4(b), vest and become free of such restrictions immediately prior to the Effective Time and shall be canceled, retired and shall cease to exist and shall be converted into the right to receive the Merger Consideration in accordance with Section 2.2(c).

(f)            The Company Options outstanding immediately prior to the Effective Time shall be treated as provided in Section 2.4.

(g)           For the avoidance of doubt, the parties acknowledge and agree that the contribution or sale of Shares (including Company Restricted Shares, if any) to Parent by the Contributing Stockholders shall be deemed to occur immediately prior to the Effective Time and prior to any other above-described event and shall not be converted into the right to receive the Merger Consideration.

Section 2.3.            Payment of Cash for Merger Shares and Company Options.

(a)           Prior to the Closing Date, Parent shall designate a bank or trust company that is reasonably satisfactory to the Company to serve as the disbursing agent for the Merger Consideration and payments, if applicable, in respect of the Company Options, unless another agent is designated as provided in Section 2.4(a) (the “Disbursing Agent”).  Prior to or substantially simultaneously with the filing of the Articles of Merger with the Secretary of State of the State of Nevada, Parent will deposit, or will cause to be deposited, with the Disbursing Agent cash in the aggregate amount sufficient to pay the Merger Consideration in respect of all Merger Shares outstanding immediately prior to the Effective Time plus any cash necessary to pay for Company Options outstanding immediately prior to the Effective Time pursuant to Section 2.4 and pay any declared and unpaid dividends in respect of the Shares.  Pending distribution of the cash deposited with the Disbursing Agent, such cash shall be held in trust for the benefit of the holders of Merger Shares and Company Options outstanding immediately prior to the Effective Time and shall not be used for any other purposes; provided, however, that Parent may direct the Disbursing Agent to invest such cash in (i) obligations of or guaranteed by the United States of America or any agency or instrumentality thereof, (ii) money market accounts, certificates of deposit, bank repurchase agreement or banker’s acceptances of, or demand deposits with, commercial banks having a combined capital and surplus of at least $500,000,000, or (iii) commercial paper obligations rated P-1 or A-1 or better by Standard & Poor’s Corporation or Moody’s Investor Services, Inc.  Any profit or loss resulting from, or interest and other income produced by, such investments shall be for the account of Parent.

(b)           As promptly as practicable after the Effective Time, the Surviving Corporation shall send, or cause the Disbursing Agent to send, to each record holder of Merger Shares as of immediately prior to the Effective Time a letter of transmittal and instructions for exchanging their Merger Shares for the Merger Consideration payable therefor.  The letter of transmittal will be in customary form and will specify that delivery of Certificates or Book-Entry Shares will be effected, and risk of loss and title will pass, only upon delivery of the Certificates or Book-Entry Shares to the Disbursing Agent.  Upon surrender of such Certificate(s) or Book-

Entry Share(s) to the Disbursing Agent together with a properly completed and duly executed letter of transmittal and any other documentation that the Disbursing Agent may reasonably require, the record holder thereof shall be entitled to receive the Merger Consideration payable in exchange therefor, without interest.  Until so surrendered and exchanged, each such Certificate or Book-Entry Share shall, after the Effective Time, be deemed to represent only the right to receive the Merger Consideration and any declared and unpaid dividend in respect of such Certificate or Book-Entry Share, and until such surrender and exchange, no cash shall be paid to the holder of such outstanding Certificate or Book-Entry Share in respect thereof.

(c)           If payment is to be made to a Person other than the registered holder of the Merger Shares formerly represented by the Certificate(s) or Book-Entry Share(s) surrendered in exchange therefor, it shall be a condition to such payment that the Certificate(s) or Book-Entry Share(s) so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Disbursing Agent any applicable stock transfer taxes required as a result of such payment to a Person other than the registered holder of such Merger Shares or establish to the satisfaction of the Disbursing Agent that such stock transfer taxes have been paid or are not payable.

(d)           After the Effective Time, there shall be no further transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Disbursing Agent, such shares shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(e)           If any cash deposited with the Disbursing Agent remains unclaimed twelve months after the Effective Time, such cash shall be returned to Parent or the Surviving Corporation upon demand, and any holder who has not surrendered such holder’s Certificate(s) or Book-Entry Share(s) for the Merger Consideration payable in respect thereof prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration.  Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation, the Disbursing Agent or any of their respective directors, officers, employees and agents shall be liable to any holder of Certificates or Book-Entry Shares for an amount paid to a public official pursuant to any applicable unclaimed property laws.  Any amounts remaining unclaimed by holders of Certificates or Book-Entry Shares as of two years after the Effective Time (or immediately prior to such earlier date on which such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation on such date, free and clear of any claims or interest of any Person previously entitled thereto.

(f)            No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share.

(g)           Except as provided in Section 2.2(a), from and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, other than the right to receive the Merger Consideration as provided in this Agreement.

(h)           In the event that any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, in addition to the posting by such holder of any bond in such reasonable amount as the Surviving Corporation or the Disbursing Agent may direct as indemnity against any claim that may be made against the Surviving Corporation or the Disbursing Agent with respect to such Certificate, the Disbursing Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration in respect thereof entitled to be received pursuant to this Agreement.

(i)            Notwithstanding the provisions of Section 2.2(c) or 2.2(e), Parent, Surviving Corporation and the Disbursing Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable hereunder any amounts required to be deducted and withheld under any applicable Tax Law.  To the extent any amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder from whose Merger Consideration the amounts were so deducted and withheld.

Section 2.4.            Treatment of Company Options.

(a)           As of the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time will be canceled and extinguished, and the holder thereof will be entitled to receive an amount in cash equal to the product of (i) the number of Shares subject to such Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option, without interest.  All payments with respect to canceled Company Options shall be made by the Disbursing Agent (or such other agent reasonably acceptable to the Company as Parent shall designate prior to the Effective Time) as promptly as reasonably practicable after the Effective Time from funds deposited by or at the direction of Parent for the purpose of paying such amounts in accordance with Section 2.3(a).

(b)           Prior to the Effective Time, the Company and Parent will adopt such resolutions and take such other commercially reasonable actions as are reasonably necessary in order to effectuate the actions contemplated by Section 2.2(e) and this Section 2.4, without paying any consideration or incurring any debts or obligations on behalf of the Company or the Surviving Corporation, provided that such resolutions and actions shall expressly be conditioned upon the consummation of the Merger and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated.

(c)           Notwithstanding the provisions of Section 2.4(a), Parent, the Surviving Corporation and the Disbursing Agent (or such other agent designated pursuant to Section 2.4(a) hereof), shall be entitled to deduct and withhold from any amounts to be paid hereunder in respect of Company Options amounts required to be deducted and withheld under any applicable Tax Law.  To the extent any amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of Company Options from whose payments in respect of Company Options the amounts were so deducted and withheld.

ARTICLE III

THE SURVIVING CORPORATION

Section 3.1.            Articles of Incorporation.  The Amended and Restated Articles of Incorporation of the Company, as amended to read in its entirety as the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law; provided, however, that Article I thereof shall read as follows:  “The name of the Corporation is Station Casinos, Inc.”

Section 3.2.            Bylaws.  The bylaws of the Company, as amended to read in its entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, in the articles of incorporation of the Surviving Corporation or as provided by applicable Law.

Section 3.3.            Directors and Officers.  From and after the Effective Time, (i) the directors of Surviving Corporation at the Effective Time shall be the Fertittas and Thomas Barrack (and such other directors as may be designated by Parent) and (ii) the officers of the Company at the Effective Time (other than those who Parent determines shall not remain as officers of the Surviving Corporation) shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable Law or any contractual commitments with respect to the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent and Merger Sub by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (provided that the listing of an item in one section of the Company Disclosure Letter shall be deemed to be a listing in each section of the Company Disclosure Letter to which such item relates only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other section), (y) as may be disclosed in the Company SEC Reports filed prior to the date of this Agreement or (z) as otherwise known to any of the Fertittas on or prior to the date of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.1.            Corporate Existence and Power.  Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction, except, in the case of its Subsidiaries, where the failure to be so organized, existing and in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Each of the Company, its Subsidiaries and, to the knowledge of the Company, the Company Joint Ventures has all corporate or similar powers and authority required to own, lease and operate its respective properties and to carry on its business as now conducted, except, in the case of its Subsidiaries, where the failure to have such power and authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so licensed or qualified has not had, and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any Company Joint Venture, is in violation of its organizational or governing documents in any material respect.

Section 4.2.            Corporate Authorization.

(a)           The Company has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Requisite Stockholder Vote, to consummate the Merger and to perform each of its obligations hereunder.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the transactions contemplated by the Sale and Lease-Back Agreements have been duly and validly authorized by the Board of Directors of the Company.  Except for the approval of this Agreement by (i) 66 2/3% of the outstanding Shares entitled to vote thereon, and (ii) a majority of the outstanding Shares (excluding the Shares held by Parent, Merger Sub, the Contributing Stockholders or any of their respective Affiliates) present, in person or by proxy, and voting at the Company Stockholder Meeting (the “Majority-Minority Vote” and, together with the approval described in clause (i), the “Requisite Stockholder Vote”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement.  The Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, at a duly held meeting has (i) determined that the Merger and this Agreement are fair to and in the best interests of the Company and its stockholders (other than the Contributing Stockholders), (ii) approved the Merger and the execution, delivery and performance of this Agreement, and (iii) resolved to recommend that the Company stockholders (other than the Contributing Stockholders) approve this Agreement and directed that such matter be submitted for the consideration of the stockholders of the Company at the Company Stockholder Meeting.

(b)           This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

Section 4.3.            Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company do not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (i) those required by the Secretary of State of the State of Nevada as contemplated hereby; (ii) compliance with the applicable requirements of the HSR Act; (iii) filings with, and approvals by, Gaming Authorities; (iv) compliance with the applicable requirements of the Exchange Act including the filing of the Schedule 13E-3; (v) compliance with the rules and regulations of the New York Stock Exchange;

(vi) compliance with any applicable foreign or state securities or Blue Sky laws; and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or (B) prevent or materially delay the consummation of the Merger or the Company’s ability to observe and perform its material obligations hereunder.

Section 4.4.            Non-Contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of (A) the Company or (B) any of its Subsidiaries or Company Joint Ventures; (ii) assuming compliance with the matters referenced in Section 4.3 and the receipt of the Requisite Stockholder Vote, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or Company Joint Ventures or any of their respective properties or assets; (iii) except as set forth in Section 4.4 of the Company Disclosure Letter, require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or any of its Subsidiaries, or result in the creation of any Lien on any of the properties or assets of the Company or its Subsidiaries under any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties or assets are bound, except in the case of clauses (i)(B), (ii) and (iii) above, which would not (A) be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or (B) prevent or materially delay the consummation of the Merger or the Company’s ability to observe and perform its material obligations hereunder.

Section 4.5.            Capitalization.

(a)           As of December 31, 2006, the authorized capital stock of the Company consists of:

(i)            135,000,000 Shares, of which 57,261,676 shares were issued and outstanding (including 3,027,354 outstanding Company Restricted Shares);

(ii)           5,000,000 shares of preferred stock, par value $.01 per share, none of which were issued and outstanding; and

(iii)          outstanding Company Options to purchase an aggregate of 2,187,107 Shares, with a weighted average exercise price of $12.07 per share.

All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.  As of December 31, 2006, 23,245,751 Shares were held in the treasury of the Company.

(b)           Except as set forth in Section 4.5(a) and except for 1,108,632 Shares reserved for issuance pursuant to the Company Stock Plans and except for the Rights, as of the date of this Agreement, there have not been reserved for issuance, and there are no outstanding (i) shares of capital stock or other voting securities of the Company; (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company; (iii) Company Options or other rights or options to acquire from the Company, or obligations of the Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of the Company; or (iv) equity equivalent interests in the ownership or earnings of the Company or other similar rights in respect of the Company (the securities described in clauses (i) through (iv) are collectively referred to herein as the “Company Securities”).  There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.  There are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Company Securities.  There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company or preemptive rights with respect thereto.

(c)           From September 30, 2006 to the date of this Agreement, (i) other than the issuance of Shares upon the exercise of Company Options, the Company has not declared or paid any dividend or distribution in respect of any Company Securities, other than (x) the dividend of $0.2875 per Share paid on December 4, 2006 to stockholders of record on November 13, 2006 and (y) the dividend of $0.2875 per Share payable on March 12, 2007 to stockholders of record on February 26, 2007, and (ii) other than, as of January 31, 2007,  the redemption of 8,659 Shares by the Company in lieu of employee tax obligations upon the vesting of certain Company Restricted Shares, neither the Company nor any Subsidiary of the Company has issued, sold or repurchased any Company Securities, and their respective Boards of Directors have not authorized any of the foregoing.

(d)           No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Company stockholders may vote are outstanding.

Section 4.6.            Reports and Financial Statements.

(a)           The Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2005 (all such forms, reports, statements, certificates and other documents filed with or furnished to the SEC since January 1, 2005, with any amendments thereto, collectively, the “Company SEC Reports”), each of which, including any financial statements or schedules included therein, as finally amended prior to the date hereof, has complied as to form in all material respects with the applicable requirements of the Securities Act and Exchange Act as of the date filed with the SEC.  None of the Company’s Subsidiaries is required to file periodic reports with the SEC.  None of the Company SEC Reports contained, when filed with the SEC and, if amended, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, (i) there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports, and (ii) to the knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b)           Each of the consolidated financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes and schedules, where applicable) fairly present in all material respects (subject, in the case of the unaudited statements, to normal year-end auditing adjustments, none of which are expected to be material in nature or amount) the results of the consolidated operations and changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth.  Each of such consolidated financial statements (including the related notes and schedules, where applicable) complied, as of the date of filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC applicable thereto and each of such financial statements (including the related notes and schedules, where applicable) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto.

Section 4.7.            Undisclosed Liabilities.  Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheets (as restated, or the related notes thereto) of the Company included in the Company SEC Reports, (ii) for liabilities incurred in the ordinary course of business consistent with past practice since the date of such balance sheets, (iii) for liabilities that have been discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice and (iv) for transactions contemplated by this Agreement, neither the Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.8.            Disclosure Documents.  The Schedule 13E-3 and the Company Proxy Statement will not, at the date it is filed with the SEC (in the case of the Schedule 13E-3), at the date it is first mailed to stockholders of the Company (in the case of the Company Proxy Statement), at the time of any amendments thereof or supplements thereof, and at the time of the Company Stockholder Meeting (other than as to information supplied by Parent, Merger Sub or any of their respective Affiliates, for inclusion therein), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Company will cause the Company Proxy Statement and the Schedule 13E-3 to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto and any other applicable Law as of the date of such filing.  No representation is made by the Company with respect to statements made in the Company Proxy Statement or the Schedule 13E-3 based on information supplied by Parent, Merger Sub or their respective Affiliates specifically for inclusion therein.

Section 4.9.            Absence of Certain Changes or Events.  Since December 31, 2005, no change, circumstance, event or effect has occurred which has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Except as disclosed in Section 4.9 of the Company Disclosure Letter, between December 31, 2005 and the date hereof the Company and its Subsidiaries have conducted their respective businesses in all material respects only in the ordinary course consistent with past practice.

Section 4.10.          Finders’ Fees.  No agent, broker, investment banker, financial advisor or other firm or person retained by the Company, except Bear, Stearns & Co. Inc. (“Bear Stearns”), is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee payable by the Company or any Subsidiary of the Company in connection with any of the transactions contemplated by this Agreement.  Prior to the date hereof, the Company furnished Parent with a true and complete copy of the engagement letter entered into between Company and Bear Stearns.

Section 4.11.          Opinion of Financial Advisor.  Bear Stearns has delivered to the Special Committee an opinion to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the stockholders of the Company (other than the Contributing Stockholders) is fair, from a financial point of view, to such stockholders.

Section 4.12.          Anti-Takeover Provisions.  No “fair price,” “merger moratorium,” “control share acquisition,” or other anti-takeover or similar statute or regulation (each, a “Takeover Statute”) applies or purports to apply to this Agreement, the Merger or the other transactions contemplated hereby, except for those which have been made not applicable to this Agreement, the Merger and the other transactions contemplated hereby by valid action of the Board of Directors of the Company prior to the execution and delivery hereof.  Prior to the execution and delivery hereof, the Board of Directors of the Company took all action necessary to ensure that Parent, Merger Sub and their respective Affiliates and Associates, as defined in the rights agreement (the “Rights Agreement”), dated as of October 6, 1997, entered into by and between the Company and Continental Stock Transfer & Trust Company, are excepted from the definition of Acquiring Person in the Rights Agreement only to the extent each is a Beneficial Owner (as defined in the Rights Agreement) as a result of the approval, execution and delivery of this Agreement or consummation of the transactions contemplated hereby.

Section 4.13.          Compliance With Laws.

(a)           Except as set forth in Section 4.13 of the Company Disclosure Letter, the Company and each of its Subsidiaries is in compliance with all Laws (including Gaming Laws) applicable to the Company, its Subsidiaries and their respective businesses and activities, except for such noncompliance that has not had, and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)           The Company and each Subsidiary of the Company has and maintains in full force and effect, and is in compliance with, all Permits and all orders from Governmental Authorities necessary for the Company and each Subsidiary to carry on their respective businesses as currently conducted and currently proposed to be conducted, except as has not had, and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent and Merger Sub concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (provided that the listing of an item in one section of the Parent Disclosure Letter shall be deemed to be a listing in each section of the Parent Disclosure Letter to which such item relates only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other section), Parent and Merger Sub jointly and severally hereby represent and warrant to the Company that:

Section 5.1.            Corporate Existence and Power.  Each of Parent, a limited liability company, and Merger Sub, a corporation, is duly organized, validly existing and in good standing under the laws of Nevada. Parent has all limited liability company power and authority, and Merger Sub has all corporate power and authority, required to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder.

Section 5.2.            Corporate Authorization.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and Merger Sub.  No other corporate proceedings other than those previously taken or conducted on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the other transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due and valid execution and delivery of the Agreement by the Company, constitutes a legal, valid and binding agreement of Parent and Merger Sub, respectively, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

Section 5.3.            Governmental Authorization.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and other transactions contemplated by this Agreement do not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (i) the filing of the Articles of Merger; (ii) compliance with the applicable requirements of the HSR Act; (iii) filings with, and approvals by, Gaming Authorities specified in Section 5.3(iii) of the Parent Disclosure Letter, (iv) compliance with the applicable requirements of the Exchange Act including the filing of the Schedule 13E-3; (v) compliance with any applicable state securities or Blue Sky laws; and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not be reasonably likely to adversely effect in any material respect, or prevent or materially delay, the consummation of the Merger or Parent’s or Merger Sub’s ability to observe and perform its material obligations hereunder.

Section 5.4.            Non-Contravention.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or Merger Sub, (ii) assuming compliance with the items specified in Section 5.3, contravene, conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or Merger Sub or any of their respective properties or assets, or (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of Parent or Merger Sub or to a loss of any material benefit to which Parent or Merger Sub is entitled under any Contract.

Section 5.5.            Disclosure Documents.  None of the information supplied or to be supplied by Parent or Merger Sub or any of their respective Affiliates specifically for inclusion in the Company Proxy Statement or Schedule 13E-3 will, at the date it is filed with the SEC (in the case of the Schedule 13E-3), at the date it is first mailed to stockholders of the Company (in the case of the Company Proxy Statement), at the time of any amendments thereof or supplements thereof and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.6.            Finders’ Fees.  No agent, broker, investment banker, financial advisor or other firm or person except Deutsche Bank Securities Inc. is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee payable by Parent or Merger Sub in connection with any of the transactions contemplated by this Agreement.

Section 5.7.            Financing.  Parent has delivered to the Company true and complete copies of (i) the commitment letter with respect to the senior credit facilities, dated as of the date hereof, among Parent and Deutsche Bank Securities Inc., Deutsche Bank Trust Company Americas and JPMorgan Chase Bank and (ii) the commitment letter with respect to the first lien mortgage loan, dated as of the date hereof, among Parent and German American Capital Corporation, Deutsche Bank AG, New York Branch and JPMorgan Chase Bank (collectively, the “Debt Financing Commitments”), pursuant to which the lenders party thereto committed, subject to the terms thereof, to lend the amounts set forth therein (the “Debt Financing”), and (iii) the equity commitment letter, dated as of the date hereof, from FC Investor, LLC (the “Equity Financing Commitment” and, together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which such parties have committed, subject to the terms thereof, to invest the cash amounts set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”).  The Financing Commitments are in full force and effect and are legal, valid and binding obligations of Parent and, to the knowledge of Parent, the other parties thereto.  None of the Financing Commitments has been or will be amended or modified, except as consistent with Section 7.9(c), and the respective commitments contained in the

Financing Commitments have not been withdrawn or rescinded in any respect as of the date hereof.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any Financing Commitment and subject to the accuracy of the representations and warranties of the Company set forth in Article IV and the satisfaction of the conditions set forth in Sections 8.1 and 8.2 hereof, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it in any of the Financing Commitments on or prior to the Closing Date.  The funds contemplated to be provided by the Financing Commitments would be sufficient to enable Parent to make or cause to be made payments of the Merger Consideration as provided herein (including for the Company Options as provided herein), all other necessary payments by it, Merger Sub or the Surviving Corporation in connection with the Merger (including the repayment of outstanding indebtedness of the Surviving Corporation) and all of the related fees and expenses.  There are no conditions precedent or other contingencies to the funding of the Financing other than as set forth in the Financing Commitments.  There are no side letters or other agreements, contracts or arrangements (except for customary fee letters and engagement letters) related to the funding or investing, as applicable, of the full amount of the Debt Financing other than as expressly set forth in or contemplated by the Debt Financing Commitments.  As of the date hereof, Parent or Merger Sub has fully paid, or caused to be fully paid, any and all commitment fees which are due and payable with respect to the Debt Financing Commitments.

Section 5.8.            Equity Rollover Commitments; Management Agreements.  Parent has delivered to the Company true and complete copies of (i) the equity rollover letters, dated as of the date hereof, from the Contributing Stockholders (the “Equity Rollover Commitments”), pursuant to which such parties have committed to contribute to Parent that number of Shares set forth in such letters for shares of capital stock of Parent immediately prior to the Effective Time, and (ii) the Voting Agreement.  As of the date hereof, other than the Equity Rollover Commitments, the Voting Agreement and the Interim LLC Agreement, there are no Contracts between Parent or Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Board of Directors of the Company, on the other hand.  On the Closing Date, it is anticipated that the Interim LLC Agreement will be amended and restated and that Parent will enter into employment agreements with each of the Fertittas.

Section 5.9.            Parent and Merger Sub.  Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other material business activities and will have incurred no liabilities or obligations other than as contemplated herein or in connection with the transactions contemplated hereby, including in connection with arranging the Financing.  As of the date hereof, there were 100 shares of common stock of Merger Sub issued and outstanding, representing the only shares of capital stock of Merger Sub outstanding and entitled to vote on the Merger.

Section 5.10.          Ownership of Shares.  Except as disclosed on Schedule 5.10 of the Parent Disclosure Letter, none of Parent, Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any Shares, and none of Parent, Merger Sub or their respective Affiliates has any rights to acquire any Shares except pursuant to this Agreement or the Equity Rollover Commitments.

Section 5.11.          Interest in Competitors.  Except as disclosed on Schedule 5.11 of the Parent Disclosure Letter, none of Parent, Merger Sub or the Contributing Stockholders owns any interest(s), nor do any of their respective Affiliates insofar as such Affiliate-owned interests would be attributed to Parent or Merger Sub under the HSR Act or the Gaming Laws, in any entity or Person doing business in the United States that derives a substantial portion of its revenues from a line of business within the Company’s principal line of business.

Section 5.12.          No Other Representations and Warranties.  Parent and Merger Sub acknowledge that the Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement and specifically (but without limiting the generality of the foregoing) that the Company makes no representations or warranties with respect to (i) any projections, estimates or budgets delivered to or made available to Parent or Merger Sub (or any of their respective Affiliates or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (ii) the future business and operations of the Company and its Subsidiaries.

Section 5.13.          Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the guarantee of Colony Investor VII, L.P., a Delaware limited partnership, Colony Investor VIII, L.P., a Delaware limited partnership, and Colony Parallel Investors VIII, L.P., a Delaware limited partnership, with respect to certain matters as specified therein (the “Limited Guarantee”).

Section 5.14.          Solvency.  Immediately following the Effective Time and after giving effect to the Merger, the Surviving Corporation and each of its Subsidiaries will not (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingence and unliquidated debts, is greater than its assets, at a fair valuation, or because the present fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and unliquidated debts, as they become absolute and matured); (ii) have unreasonably small capital with which to engage in its business; or (iii) have intended to incur, or believed or reasonably should have believed that it would incur, debts beyond its ability to pay them as they become due.

Section 5.15.          Disclosure.

(a)           No material plans for the business or operations of the Company or any of its Subsidiaries (including any properties for which the Company or any such Subsidiaries owns an option, right of first refusal or other similar right to purchase) have been delivered or made available by or on behalf of the Company or its Subsidiaries or the Fertittas to Parent and Merger Sub which are not reflected in the plans or records of the Company or any such Subsidiaries and which have not been provided to the Board of Directors or the Special Committee.

(b)           Parent and Merger Sub have delivered, or caused to be delivered, to the Special Committee or its Representatives the most current projections, estimates or forecasts received or prepared by, or for the benefit of, Parent and Merger Sub, any of their Affiliates or their respective Representatives (including any projections, estimates or forecasts provided to the Financing sources of Parent) relating to the Company (it being understood that Parent and Merger Sub need not deliver any information relating to Parent’s or Merger Sub’s pricing of, or expected return on, the Company’s securities or assets).

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1.            Conduct of the Company and Subsidiaries.  Except for matters (x) set forth in Section 6.1 of the Company Disclosure Letter or as otherwise contemplated by or specifically provided in this Agreement, or (y) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the Effective Time, the Company shall, and shall cause its Subsidiaries to, conduct their respective businesses in the ordinary and usual course consistent with past practice and use all commercially reasonable efforts to maintain and preserve intact its business organization, including the services of its key employees on terms and conditions substantially comparable to those currently in effect and the goodwill of any Governmental Authority, customers, lenders, distributors, suppliers and other Persons with which it has material business relationships.  Without limiting the generality of the foregoing, and except as required by Law or except for matters set forth in Section 6.1 of the Company Disclosure Letter or as otherwise contemplated by or specifically provided in this Agreement, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit its Subsidiaries to:

(a)           propose or adopt any change in its organizational or governing documents;

(b)           merge or consolidate the Company or any of its Subsidiaries with any Person, other than the Merger and other than any mergers or consolidations among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(c)           sell, lease or otherwise dispose of a material amount of assets or securities, including by merger, consolidation, asset sale or other business combination (including formation of a Joint Venture), other than the transactions contemplated by the Sale and Lease-Back Agreements;

(d)           redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, indebtedness for borrowed money or assume, guarantee or endorse or otherwise become responsible for, whether directly, contingently or otherwise, the obligations of any Person, other than the incurrence, assumption or guarantee of indebtedness in the ordinary course consistent with past practice, including any borrowings under the existing credit facilities of the Company and its Subsidiaries to fund working capital needs, and such other actions taken in the ordinary course of business consistent with past practice;

(e)           offer, place or arrange any issue of debt securities or commercial bank or other credit facilities that could be reasonably expected to compete with or impede the Debt

Financing or cause the breach of any provisions of the Debt Financing Commitments or cause any condition set forth in the Debt Financing Commitments not to be satisfied;

(f)            make any material loans, advances or capital contributions to, acquisitions or licenses of, or investments in, any other Person, except as required by existing Contracts;

(g)           authorize any capital expenditures in excess of $25,000,000 per project or in excess of $30,000,000 per related series of projects, other than expenditures necessary to maintain existing assets in good repair and expenditures contemplated by the Company’s 2007 budget and approved development plans, as delivered to Parent prior to the date hereof, or the Company’s 2008 budget and development plans approved by the Board of Directors;

(h)           pledge or otherwise encumber shares of capital stock or other voting securities of the Company or any of its Subsidiaries;

(i)            mortgage or pledge any of its material assets, tangible or intangible, or create, assume or suffer to exist any material Lien thereupon (other than Permitted Liens);

(j)            enter into or amend any Contract with any executive officer, director or other Affiliate of the Company or any of its Subsidiaries or any Person beneficially owning 5% or more of the Shares;

(k)           (i) split, combine or reclassify any Company Securities or amend the terms of any Company Securities, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of Company Securities other than (A) a dividend or distribution by a wholly owned Subsidiary of the Company to its parent corporation, (B) the dividend of $0.2875 per share payable on March 12, 2007 to stockholders of record on February 26, 2007 or (C) commencing with the quarter ending June 30, 2007, regular quarterly cash dividends in respect of the Shares not to exceed $0.2875 per share (provided that, with respect to the quarter ending September 30, 2007, the record date and payment date shall not be earlier than September 21 and October 2, respectively, and, with respect to the quarter ending December 31, 2007, the record date and payment date shall not be earlier than December 21 and January 2, respectively, and with respect to the quarter ending March 31, 2008, the record date and payment date shall not be earlier than March 21 and April 2, respectively), (iii) issue or offer to issue any Company Securities, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any Company Securities, other than in connection with (A) the exercise of Company Options, (B) the withholding of Company Securities to satisfy Tax obligations with respect to Company Equity Awards, (C) the acquisition by the Company of Company Securities in connection with the forfeiture of Company Equity Awards, (D) the acquisition by the Company of Company Securities in connection with the net exercise of Company Options in accordance with the terms thereof, and (E) the issuance of Company Securities as required to comply with any Company Benefit Plan or Employment Agreement as in effect on the date of this Agreement;

(l)            except (i) as required pursuant to existing written agreements or any Company Benefit Plan, Employment Agreement or collective bargaining agreement in effect on the date hereof, (ii) as effected in the ordinary course of business or (iii) as required by applicable Law (including Section 409A of the Code), (A) adopt, amend or terminate any Company Benefit Plan or enter into or amend any collective bargaining agreement or any Employment Agreement with any officer or director of the Company, other than entry into Employment Agreements with persons who are not executive officers or directors or (B) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan;

(m)          other than in the ordinary course of business consistent with past practice, settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim or arbitration, other than settlements or compromises of litigation, claims or arbitration that do not exceed $25,000,000 in the aggregate and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company;

(n)           other than in the ordinary course of business and except as are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or their respective businesses, make or change any material Tax election, or settle or compromise any material Tax liability of the Company or any of its Subsidiaries, agree to an extension of the statute of limitations with respect to the assessment or determination of Taxes of the Company or any of its Subsidiaries, file any amended Tax Return with respect to any material Tax, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

(o)           make any change in financial accounting methods or method of Tax accounting, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may have been required by a change in GAAP or Law;

(p)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger and consolidations, mergers or reorganizations among the Company and its Subsidiaries or among the Company’s Subsidiaries), or a letter of intent or agreement in principle with respect thereto;

(q)           take any action that is intended to or would result in any of the conditions to effecting the Merger set forth in Sections 8.1 and 8.2 becoming incapable of being satisfied;

(r)            take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement; or

(s)           authorize, agree or commit to do any of the foregoing.

Notwithstanding the foregoing, in no event shall any action taken by, with the written consent of, or at the written direction of, any of the Fertittas (and not also at the direction or with the concurrence of the Board of Directors of the Company (acting with the concurrence of the Special Committee) or the Special Committee) constitute a violation by the Company of this Section 6.1.

Section 6.2.            Conduct of Parent and Merger Sub.

Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not (i) take any action (including by way of amendment to the First Amended and Restated Operating Agreement, dated as of the date hereof, among Parent and the investors named therein (the “Interim LLC Agreement”)) that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger set forth in Sections 8.1 and 8.3 becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would reasonably be likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

Section 6.3.            No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1.            Stockholder Meeting; Proxy Material.

(a)           The Company shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of obtaining the approval of this Agreement by the Company stockholders in accordance with applicable Law as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Company Proxy Statement and the Schedule 13E-3, (ii) subject to Section 7.4, use commercially reasonable efforts to solicit the approval of this Agreement by the Company stockholders, and (iii) except to the extent that the Board of Directors of the Company (acting through the Special Committee, if such committee still exists) shall have withdrawn or modified its approval or recommendation of this Agreement as permitted by Section 7.4, include in the Company Proxy Statement the recommendation of the Board of Directors of the Company that the stockholders of the Company approve this Agreement (the “Recommendation”).  Notwithstanding the foregoing, the Company shall not be obligated to convene the Company Stockholders Meeting in the event that the Board of Directors shall have effected a Recommendation Withdrawal.

(b)           In connection with the Company Stockholder Meeting, the Company will (i) as promptly as reasonably practicable prepare the Company Proxy Statement and the Schedule 13E-3 and file, jointly with Parent and Merger Sub, the Schedule 13E-3 with the SEC as promptly as reasonably practicable, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filing and will provide copies of such comments to Parent and Merger Sub promptly upon receipt and copies of proposed responses to

Parent and Merger Sub a reasonable time prior to filing to allow meaningful comment, (iii) as promptly as reasonably practicable prepare and file (after Parent and Merger Sub have had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) use commercially reasonable efforts to mail to the Company stockholders as promptly as reasonably practicable the Company Proxy Statement and all other customary proxy or other materials for meetings such as the Company Stockholder Meeting (provided that the Company shall be under no obligation to mail the Company Proxy Statement to its stockholders prior to the No-Shop Period Start Date), (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company stockholders any supplement or amendment to the Company Proxy Statement if any event shall occur which requires such action at any time prior to the Company Stockholder Meeting and (vi) otherwise use commercially reasonable efforts to comply with all requirements of Law applicable to the Company Stockholder Meeting.  Parent and Merger Sub shall cooperate with the Company in connection with the preparation of the Company Proxy Statement and the preparation and filing of the Schedule 13E-3, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy Statement and the Schedule 13E-3 under applicable Law. The Company will provide Parent and Merger Sub a reasonable opportunity to review and comment upon the Company Proxy Statement and the Schedule 13E-3, or any amendments or supplements thereto, prior to mailing the Company Proxy Statement to its stockholders and filing the Schedule 13E-3 with the SEC.

Section 7.2.            Reasonable Best Efforts.

(a)           Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, Permits or orders from all Governmental Authorities (including Gaming Authorities) or other Persons and, in the case of Parent, using reasonable best efforts to enforce any remedies available to Parent in the Interim LLC Agreement; provided, however, that in no event shall the Company or any of its Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty or other consideration to obtain any consent, approval or waiver required for the consummation of the Merger under any Contract other than de minimis amounts or amounts that are advanced or substantially simultaneously reimbursed by Parent.  In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable after the date hereof (and in any event within 10 Business Days) and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 7.2 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act; provided that in no event shall any member of Parent, or any Affiliate of any member of Parent, as of the date of this Agreement, be required to divest any stock, partnership, membership or other ownership interest in any entity, or agree to undertake any divestiture or restrict its conduct with regard to any business to the extent such action or restriction relates to the Las Vegas Hilton.  Subject to the foregoing, Parent agrees, and shall cause any member of Parent or any Affiliate of any member of Parent, to undertake any divestiture or restrict the conduct with respect to its business to obtain any necessary approvals under the HSR Act.  Without limiting the foregoing, the parties shall request and shall use their respective reasonable best efforts to obtain early termination of the waiting period under the HSR Act.

(b)           Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 7.2(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other person, give the other party the opportunity to attend and participate in such meetings and conferences.

(c)           In furtherance and not in limitation of the covenants of the parties contained in Sections 7.2(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement; provided, however, that no party is required to, and the Company may not, without the prior written consent of Parent, become subject to, consent or agree to, or otherwise take any action with respect to any requirement, condition, limitation, understanding, agreement, order to sell, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any Subsidiary in any manner which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company at or after the Effective Time; and provided further that the Company will, upon the request of Parent, become subject to, consent or agree to, or otherwise take any action with respect to any requirement, condition, limitation, understanding, agreement, order to sell, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any Subsidiary, so long as such requirement, condition, limitation, understanding, agreement, order is binding on the Company and such Subsidiary only in the event that the Closing occurs; and provided further that in no event shall any member of Parent, or any Affiliate of any member of Parent, as of the date of this Agreement, be required to divest any stock, partnership, membership or other ownership interest in any entity, or agree to undertake any divestiture or restrict its conduct with regard to any business to the extent such action or restriction relates to the Las Vegas Hilton.  Without excluding other possibilities, the transactions contemplated by this Agreement shall be deemed to be materially delayed if unresolved objections or suits delay or would reasonably be expected to delay the consummation of the transactions contemplated hereby beyond the End Date.

(d)           Subject to the obligations under Section 7.2(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(e)           In furtherance and not in limitation of the covenants of the parties contained in Section 7.2(a), Parent and Merger Sub each hereby agrees to use commercially reasonable efforts (i) to as promptly as practicable after the date hereof, obtain all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority required to permit the parties hereto to consummate the transactions contemplated by this Agreement or necessary to permit Parent to own and operate the Company (collectively, “Gaming Approvals”), (ii) to avoid any action or proceeding by any Gaming Authority challenging the consummation of the transactions contemplated hereby, (iii) to make or cause to be made all necessary filings, and thereafter make or cause to be made any other required submissions with respect to this Agreement and the transactions contemplated hereby, as required under the Gaming Laws, (iv) to schedule and attend (or cause to be scheduled and attended) any hearings or meetings with Gaming Authorities to obtain the Gaming Approvals as promptly as possible and (v) to comply with the terms and conditions of any and all of the foregoing in all material respects as necessary to obtain the Gaming Approvals.  Parent and its Representatives and Affiliates shall (i) file or cause to be filed (x) within 60 calendar days after the date hereof all required initial applications and documents in respect of officers and directors and Affiliates in connection with obtaining the Gaming Approvals (including where appropriate indications of further information to come by supplementary filing) and (y) as promptly as practicable after the date hereof all other required applications and documents in connection with obtaining the Gaming Approvals, (ii) request or cause to be requested an accelerated review from the Gaming Authorities in connection with such filings, (iii) act diligently and promptly to pursue the Gaming Approvals, (iv) cooperate with the Company in connection with the making of all filings referenced in the preceding sentence and (v) keep the Company reasonably informed of the status of Parent’s application for Gaming Approvals and its activities related to obtaining the Gaming Approvals, as applicable, including  promptly advising the Company upon receiving any communication from any Gaming Authority that causes Parent or Merger Sub to believe that there is a reasonable likelihood that any Gaming Approval required from such Gaming Authority will not be obtained or that the receipt of any such approval will be materially delayed.

Section 7.3.            Access to Information.

(a)           Subject to the restrictions imposed by the Gaming Laws, the HSR Act, federal and state securities Laws and other applicable Laws, the Company will provide and will cause its Subsidiaries and its and their respective Representatives to provide Parent and Merger Sub and their respective authorized Representatives, during normal business hours and upon reasonable advance notice (i) such access to the offices, properties, books and records of the Company and such Subsidiaries (so long as such access does not unreasonably interfere with the operations of the Company or any of its Subsidiaries) as Parent or Merger Sub reasonably may request and (ii) all documents that Parent or Merger Sub reasonably may request.  Notwithstanding the foregoing, Parent, Merger Sub and their Representatives shall not have access to any books, records, documents and other information (i) to the extent that books, records, documents or other information is subject to the terms of a confidentiality agreement with a third party (provided that the Company shall use commercially reasonable efforts to obtain waivers under such agreements or implement requisite procedures to enable reasonable access without violating such agreement), (ii) to the extent that the disclosure thereof would result in the loss of attorney-client privilege or (iii) to the extent required by applicable Law (provided that the Company shall use its reasonable best efforts to enable the provision of reasonable access without violating such Law).  All information exchanged pursuant to this Section 7.3(a) shall be subject to the Confidentiality Agreements.

(b)           No investigation by any of the parties or their respective Representatives shall affect the representations or warranties of the other set forth herein.

Section 7.4.            Solicitation.

(a)           Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (PST) on the 30th Business Day thereafter (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective officers, directors, employees, consultants, agents, advisors, Affiliates and other representatives (“Representatives”) shall have the right (acting under the direction of the Special Committee) to:

(i)            initiate, solicit and encourage, whether publicly or otherwise, Company Acquisition Proposals (as hereinafter defined), including by way of providing access to non-public information pursuant to (but only pursuant to) one or more confidentiality agreements that are consistent with the Company’s past practice for transactions involving unaffiliated third-parties; and

(ii)           enter into and maintain discussions or negotiations with respect to Company Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or the making of any Company Acquisition Proposal.

(b)           Subject to Section 7.4(c), from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, none of the Company, the Company’s Subsidiaries nor any of their respective Representatives shall, directly or indirectly, (A) initiate, solicit or knowingly encourage (including by way of providing information) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or (B) approve or recommend, or publicly propose to approve or recommend, a Company Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to a Company Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing.  Subject to Section 7.4(c) and except with respect to any Company Acquisition Proposal received prior to the No-Shop Period Start Date which constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal (the Person making such Company Acquisition Proposal being referred to as an “Excluded Party”) (provided, that any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement at such time as the Company Acquisition Proposal made by such party fails to constitute a Superior Proposal and could not reasonably be expected to result in a Superior Proposal), on the No-Shop Period Start Date, the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company, its Subsidiaries or any Representatives with respect to any Company Acquisition Proposal and shall use its (and will cause its Representatives to use their) reasonable best efforts to require the other parties thereto to promptly return or destroy in accordance with the terms of such agreement any confidential information previously furnished by the Company, the Company’s Subsidiaries or their respective Representatives thereunder.  Within one Business Day of the No-Shop Period Start Date, the Company shall notify Parent of whether or not the Company is participating in discussions or negotiations with an Excluded Party.

(c)           Notwithstanding anything to the contrary contained in Section 7.4(b), if at any time on and following the No-Shop Period Start Date and prior to obtaining the Requisite Stockholder Vote, (i) the Company has otherwise complied in all material respects with its obligations under this Section 7.4 and the Company has received a written Company Acquisition Proposal from a third party (including a Company Acquisition Proposal prior to the No-Shop Start Period from an Excluded Party) that the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) believes in good faith to be bona fide and (ii) the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided, that the Company will not, and will not allow Company Representatives to, disclose any non-public information to such Person without entering into a confidentiality agreement that is consistent with the Company’s past practice for transactions involving unaffiliated third-parties.  From and after the No-Shop Period Start Date, the Company shall promptly (within one Business Day) notify Parent and Merger Sub in the event (x) it has received a Company Acquisition Proposal from an Excluded Party or (y) it receives a Company Acquisition Proposal from a Person or group of related Persons (other than an Excluded Party), which notice shall include the material terms and conditions thereof and the identity of the party (other than an Excluded Party) making such proposal or inquiry, and shall keep Parent and Merger Sub reasonably apprised as to the status and any material developments, discussions and negotiations concerning the same.  Notwithstanding anything to the contrary contained in Section 7.4(b) or this Section 7.4(c), prior to obtaining the Requisite Stockholder Vote, the Company will in any event be permitted to take the actions described in clauses (A) and (B) above with respect to any Excluded Party.

(d)           Neither the Board of Directors of the Company nor any committee thereof shall directly or indirectly (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the Recommendation or (ii) take any other action or make any other public statement in connection with the Company Stockholder Meeting inconsistent with such Recommendation; provided, that at any time prior to obtaining the Requisite Stockholder Vote, if the Company receives a Company Acquisition Proposal which the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) concludes in good faith constitutes a Superior Proposal, then the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) may withdraw or modify its Recommendation in a manner adverse to Parent and Merger Sub (“Recommendation Withdrawal”) if such Board of Directors determines in good faith (after consultation with outside counsel) that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, but only after (1) the Company has notified Parent in writing of the determination that such Company Acquisition Proposal constitutes a Superior Proposal and (2) at least three Business Days following receipt by Parent of such notice, the Board of Directors of the Company has determined that such Superior Proposal remains a Superior Proposal.

(e)           Nothing contained in this Section 7.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Board of Directors (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors), after consultation with its outside counsel, failure so to disclose would be inconsistent with its fiduciary duties under applicable Law or necessary to comply with obligations under federal securities Laws or New York Stock Exchange; provided, any such disclosure made pursuant to clause (i) or (ii) (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Recommendation Withdrawal unless the Board of Directors of the Company (acting through the Special Committee if such committee still exists) expressly reaffirms in such disclosure the Recommendation.

(f)            The Company agrees that any violations of the restrictions set forth in this Section 7.4 by any Representative of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 7.4 by the Company; provided that notwithstanding anything to the contrary set forth in this Section 7.4, in no event shall any action taken by, with the written consent of, or at the written direction of, any of the Fertittas (and not also at the direction or with the concurrence of the Board of Directors of the Company (acting with the concurrence of the Special Committee) or the Special Committee) constitute a violation by the Company of this Section 7.4.  Nothing contained in this Section 7.4 shall prohibit the Company from responding to any unsolicited proposal or inquiry solely by advising the Person making such proposal or inquiry of the terms of this Section 7.4.

(g)           As used in this Agreement, the term:

(i)            “Company Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent, Merger Sub or their respective Affiliates relating to any direct or indirect acquisition or purchase (whether in a single transaction or a series of transactions) of a business or businesses that constitutes 30% or more of the cash flow, net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 30% or more of any class or series of Company Securities, any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 30% or more of any class or series of Company Securities, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business or businesses constitute(s) 30% or more of the cash flow, net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole); and

(ii)           “Superior Proposal” means a Company Acquisition Proposal (except the references therein to “30%” shall be replaced by “50%”), which was not obtained in violation of this Section 7.4, and which the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) in good faith determines, would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company (in their capacities as stockholders) (other than the Contributing Stockholders) than the transactions contemplated hereby (x) after consultation with its financial advisor (who shall be a nationally recognized investment banking firm) (it being understood that Bear Stearns shall qualify for such purpose), (y) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms herein), including, without limitation, the relative likelihood of obtaining the Requisite Stockholder Vote, and (z) after taking into account all appropriate legal (after consultation with its outside counsel), financial (including the financing terms of any such proposal), regulatory (including the relative likelihood of obtaining the requisite approvals under any applicable Gaming Law) or other aspects of such proposal, including, without limitation the identity of the third party making such proposal and the terms of any written proposal by Parent to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement.

Section 7.5.            Director and Officer Liability.

(a)           From and after the Effective Time, the Surviving Corporation shall comply with all of the Company’s and its respective Subsidiaries’ obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof, including the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement; and (ii) such persons against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.  Parent shall, or shall cause the Surviving Corporation to, obtain prior to the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance with an amount of coverage equal to 150% of the amount of coverage under the directors’ and officers’ liability insurance policies maintained on the date hereof by the Company and its respective Subsidiaries (the “Current Policies”), and with such other terms that are no less than favorable than those of the Current Policies; provided that the Company shall use its commercially reasonable efforts to increase such amount to 300% prior to the Closing Date.

(b)           This Section 7.5 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, present or former directors or officers of the Company or its Subsidiaries, their respective heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns.  In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any person (including by dissolution), then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume and honor the obligations set forth in this Section 7.5.

(c)           The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any such present or former director or officer is entitled, whether pursuant to Law, contract or otherwise.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.5 is not prior to or in substitution for any such claims under any such policies.

Section 7.6.            Takeover Statutes.  The parties shall use their respective reasonable best efforts (i) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (ii) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

Section 7.7.            Public Announcements.  Except with respect to any Recommendation Withdrawal or any action taken by the Company or its Board of Directors pursuant to, and in accordance with, Section 7.4, so long as this Agreement is in effect, the parties will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press release or public statement as may be required by applicable Law, court process or any listing agreement with the New York Stock Exchange, will not issue any such press release or make any such public statement without the consent of the other parties (not to be unreasonably withheld or delayed).

Section 7.8.            Employee Matters.

(a)           Without limiting any additional rights that any Company Employee employed by the Company or any of its Subsidiaries at the Effective Time (“Current Employee”) may have under any Company Benefit Plan, Employment Agreement or collective bargaining agreement, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for each Current Employee (i) base salary or hourly wage rate, target cash bonus opportunities under annual programs and commissions, but excluding equity and equity equivalents (collectively, “Compensation”), that in the aggregate is no less favorable than, and (ii) welfare benefits that in the aggregate are no less favorable than, in the case of the foregoing clauses (i) and (ii), the Compensation and benefits maintained for and provided to such Current Employee immediately prior to the Effective Time; provided, however, that, subject to the obligations set forth in this Section 7.8, nothing herein shall (A) prevent the amendment or termination of any Company Benefit Plans in accordance with their respective terms, or (B) interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform with applicable Law.  Nothing in this Section 7.8 shall limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Current Employee at any time in a manner consistent with any applicable contractual obligations and any applicable employee benefit plans.

(b)           As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give each Current Employee full credit for purposes of eligibility to participate and vesting (but not for benefit accrual purposes, except for purposes of vacation and severance) under any Employee Benefit Plans and any other employee compensation and incentive plans, benefit (including vacation) plans, programs, policies and arrangements, in each case maintained for the benefit of Current Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation (each, a “Parent Plan”) for such Current Employee’s service prior to the Effective Time with the Company and its Subsidiaries and their predecessor entities, to the same extent such service is recognized by the Company or its Subsidiaries immediately prior to the Effective Time.  With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent or its Subsidiaries shall (i) cause there to be waived any pre-existing condition or eligibility limitations or exclusions and actively-at-work requirements with respect to the Current Employees and their eligible dependents and (ii) give effect, for the year in which the Closing occurs, for purposes of satisfying any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Current Employees and their eligible dependents under similar plans maintained by the Company and its Subsidiaries in which such Current Employees and their eligible dependents participated immediately prior to the Effective Time.

(c)           From and after the Effective Time, Parent will cause the Surviving Corporation and all of their Subsidiaries to assume and honor, in accordance with their respective terms, (i) each existing employment, change in control, severance and termination plan, policy or agreement of or between the Company or any of its Subsidiaries, on the one hand, and any officer, director or employee of that company, on the other hand, (ii) each equity-based plan, program or agreement and each bonus plan, program or agreement and (iii) all obligations pursuant to existing benefit restoration plans, equity-based plans, programs or agreements, bonus plans, programs or agreements, bonus deferral plans, vested and accrued benefits under any employee benefit plan, program or arrangement of the Company or its Subsidiaries and similar employment compensation and benefit arrangements and agreements in effect as of the Effective Time, in the case of each of the foregoing clauses (i), (ii) and (iii), to the extent legally binding on the Company or any of its Subsidiaries.

(d)           The provisions of this Section 7.8 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including for the avoidance of doubt any Company Employees), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 7.8) under or by reason of any provision of this Agreement.

Section 7.9.            Financing.

(a)           Prior to the Effective Time, the Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives, including legal and accounting, to, provide all cooperation reasonably requested in writing by Parent with reasonable notice in connection with the Financing, including, without limitation (i) participation in meetings, presentations, due diligence sessions, drafting sessions, road shows and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses, business projections and financial statements (including those required by the SEC) and similar documents required in connection with the Financing, (iii) executing and delivering any pledge and security documents or other similar documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the pledging of collateral, in each case so long as not effective until on or after the Effective Time, (iv) furnishing Parent and its Financing sources with readily-available historical financial and other pertinent information regarding the Company as may be reasonably requested by Parent, including all historical financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements under Rule 144A of the Securities Act, to consummate the Debt Financing or any other financing transaction executed in connection with the transactions contemplated hereby (the “Required Financial Information”), (v) using commercially reasonable efforts to obtain accountants’ comfort letters, legal opinions, surveys and title insurance as may be requested by Parent or the lenders under the Debt Financing Commitments, (vi) using commercially reasonable efforts to provide monthly financial statements (excluding footnotes) within 25 days of the end of each month prior to the Closing Date, if and in the form now currently prepared by the Company, (vii) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) so long as not effective until on or after the Effective Time, establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, and (viii) taking all corporate actions reasonably necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Company (it being understood that to the greatest extent practicable, the actions contemplated by this Section 7.9(a)(viii) shall not be required to be taken until immediately prior to the Closing); provided that nothing contained in this Section 7.9 shall require such cooperation to the extent that it would interfere unreasonably with the business or operations of the Company or its Subsidiaries.  The Company shall cause its officers, in their capacities as officers, to deliver such customary management representation letters as any audit firm may request in connection with any comfort letters or similar documents required in connection with the Debt Financing.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company and its marks.  Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 7.9 or otherwise in connection with the Debt Financing (x) to pay any commitment or other similar fee prior to the Effective Time that is not advanced or substantially simultaneously reimbursed by Parent or (y) to incur any out-of-pocket expense unless such expense is advanced or substantially simultaneously reimbursed by Parent.  Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with (1) any action taken by them at the request of Parent or Merger Sub pursuant to this Section 7.9 or in connection with the arrangement of the Debt Financing or (2) any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries).  Nothing contained in this Section 7.9 or otherwise shall require the Company to be an issuer or other obligor with respect to the Debt Financing prior to the Closing.  All material, non-public information regarding the Company and its Subsidiaries provided to Parent, Merger Sub or their Representatives pursuant to this Section 7.9(a) shall be kept confidential by them in accordance with the Confidentiality Agreements except for disclosure to potential investors as required in connection with the Financing subject to customary confidentiality protections.

For purposes of this Agreement, “Marketing Period” shall mean the first period of 15 consecutive Business Days after the date hereof throughout which (A) Parent shall have in all material respects the Required Financial Information that the Company is required to provide to Parent pursuant to this Section 7.9, (B) the conditions set forth in Section 8.1 (subject to the immediately following sentence) and Section 8.2 shall be satisfied (or are capable of being satisfied at the Closing), and (C) the applicable auditors shall not have withdrawn their audit opinions for any applicable Required Financial Information; provided, that such 15 Business Day period shall commence no earlier than three Business Days after the condition set forth in Section 8.1(a) has been satisfied; and, provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated.  Notwithstanding the foregoing, it is the intention of the parties to and, to the extent practicable and not commercially inadvisable, the parties shall, if the Required Financial Information is available, begin the Marketing Period on the Expected Date with the view to finish the Marketing Period and complete the Debt Financing contemporaneously with the satisfaction of the condition set forth in Section 8.1(b) relating to Gaming Approvals.  For purposes of this Agreement, the “Expected Date” shall mean the date that Parent’s Nevada counsel reasonably believes in good faith is 30 calendar days prior to the date that the condition set forth in Section 8.1(b) relating to Gaming Approvals will be satisfied.

(b)           Parent shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Debt Financing Commitments as promptly as practicable on the terms and conditions described in the Debt Financing Commitments, including using its reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms no less favorable to Parent and Merger Sub and (ii) to satisfy on a timely basis all conditions applicable to Parent in such definitive agreements that are within its control.  In the event that all conditions applicable to the Financing Commitments (other than in connection with the Debt Financing, the availability or funding of any of the Equity Financing) have been satisfied in Parent’s good faith judgment, Parent shall use its reasonable best efforts to cause the lenders and the other Persons providing such Financing to fund the Financing required to consummate the Merger on the Closing Date.  In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments, Parent shall use its best efforts to arrange to obtain alternative financing from alternative sources on terms no less favorable, taken as a whole, to Parent and Merger Sub (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event but no later than the last day of the Marketing Period.

(c)           Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other material provision under the Financing Commitments without the consent of the Company if such amendments, modifications or waivers would impose new or additional conditions or otherwise amend, modify or waive any of the conditions to the receipt of the Financing in a manner that would be reasonably likely to cause any material delay in the satisfaction of the conditions set forth in Article VIII.  Notwithstanding anything in this Agreement to the contrary, one or more Debt Financing Commitments may be superseded at the option of Parent and Merger Sub after the date hereof but prior to the Effective Time by new debt financing commitments (the “New Financing Commitments”) which replace existing Debt Financing Commitments; provided, that the terms of the New Financing Commitments shall not (A) impose new or additional conditions or adversely amend the existing conditions to the receipt of the Financing as set forth in the Debt Financing Commitments in any material respect or (B) be reasonably likely to cause any material delay in the satisfaction of the conditions set forth in Article VIII or commencement of the Marketing Period.  In such event, the term “Financing Commitments” as used herein shall be deemed to include the Financing Commitments that are not so superseded at the time in question and the New Financing Commitments to the extent then in effect.

Section 7.10.          Debt Tender Offers.

(a)           Following the Company Stockholder Meeting, upon the request of Parent (which shall be made no earlier than a reasonable period of time prior to commencement of the Marketing Period), the Company shall promptly commence offers to purchase and related consent solicitations on such terms and conditions as are reasonably acceptable to Parent and the Company (including the related consent solicitations, collectively, the “Debt Tender Offers”) with respect to all of the outstanding aggregate principal amount of the Company’s (i) 6% Senior Notes due 2012 (the “6% Notes”), issued pursuant to the Indenture, dated as of March 17, 2004 (the “6% Notes Indenture”), between the Company and Law Debenture Trust Company of New York, as trustee, (ii) 6 ½% Senior Subordinated Notes due 2014 (the “6 ½% Notes”), issued pursuant to the Indenture, dated as of January 29, 2004 (the “6 ½% Notes Indenture”), between the Company and Law Debenture Trust Company of New York, as trustee, (iii) 6 ⅞% Senior Subordinated Notes due 2016 (the “6 ⅞% Notes”), issued pursuant to the Indenture, dated as of February 27, 2004 (the “6 ⅞% Notes Indenture”), between the Company and Law Debenture Trust Company of New York, as trustee, (iv) 6 ⅝% Senior Subordinated Notes due 2018 (the “6 ⅝% Notes”), issued pursuant to the Indenture, dated as of March 13, 2006 (the “6 ⅝% Notes Indenture”), between the Company and Law Debenture Trust Company of New York, as trustee, (v) 7 ¾% Senior Subordinated Notes due 2016 (the “7 ¾% Notes”, and, together with the 6% Notes, the 6 ½% Notes, the 6 ⅞% Notes and the 6 ⅝% Notes, the “Notes”), issued pursuant to the Base Indenture, dated as of August 1, 2006, and a First Supplemental Indenture, dated as of August 15, 2006 (collectively, the “7 ¾% Notes Indenture”, and, together with the 6% Notes Indenture, the 6 ½% Notes Indenture, the 6 ⅞% Notes Indenture and the 6 ⅝% Notes Indenture, the “Indentures”), between the Company and Law Debenture Trust Company of New York, as trustee.  Parent shall assist the Company in connection with the foregoing.  Promptly following the expiration date of the consent solicitations, assuming the requisite consents are received, the Company shall execute supplemental indentures to the Indentures reflecting the amendments to such Indentures consented to in the Debt Tender Offers, which supplemental indentures shall become operative concurrently with the Effective Time, and shall use commercially reasonable efforts to cause the trustees under the Indentures to promptly enter into such supplemental indentures, as applicable.  The Company shall provide, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offers.  The closing of the Debt Tender Offers shall be conditioned on the occurrence of the Closing, and the parties shall use commercially reasonable efforts to cause the Debt Tender Offers to close on the Closing Date; provided that the consummation of the Debt Tender Offer with respect to any series of Notes shall not be a condition to Closing.  Concurrent with the Effective Time, and in accordance with the terms of the Debt Tender Offers, Parent shall cause the Surviving Corporation to accept for purchase and purchase the Notes properly tendered and not properly withdrawn in the Debt Tender Offers using funds provided by or at the direction of Parent sufficient to fund such purchase, including any applicable premiums, and all related fees and expenses.  Parent hereby covenants and agrees to provide (or to cause to be provided) immediately available funds to the Company for the full payment at the Effective Time of all Notes properly tendered and not withdrawn to the extent required pursuant to the terms of the Debt Tender Offer.  The Debt Tender Offers and other actions taken in connection therewith shall be conducted in accordance with the terms of the applicable Indentures and all applicable rules and regulations of the SEC and other applicable Laws.

(b)           Parent shall promptly, upon request by the Company (which may require an advance of the amount of such costs, fees and expenses), reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses incurred by or on behalf of the Company in connection with the Debt Tender Offer in respect of any series of Notes.  Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, neither the Company nor any of its Subsidiaries shall be required to (i) make any cash expenditures or (ii) take any action that could obligate the Company or any of its Subsidiaries to repurchase any Notes or incur any additional obligations to the holders of the Notes prior to the consummation of the Debt Tender Offers.  Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for any liabilities incurred by any of them in connection with any action taken by them to the extent pursuant to this Section 7.10 with respect to any Debt Tender Offer (other than as a result of the Company’s fraud or willful misconduct); provided, however, that the Parent shall not have any obligation to indemnify and hold harmless any such party or person to the extent such damages suffered or incurred is attributable to the information provided by the Company that is finally determined by a court of competent jurisdiction to have contained a material misstatement or omission.

(c)           The Company shall be deemed to have satisfied each of its obligations set forth in Section 7.10(a) if the Company shall have used commercially reasonable efforts to comply with such obligations, regardless of the actual outcome of any Debt Tender Offer.

Section 7.11.          Notices of Certain Events.  Each of the parties hereto shall use reasonable efforts to promptly notify the other parties of:

(a)             the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would reasonably be expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect;

(b)             any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy, or the occurrence or nonoccurrence of any event, the occurrence or nonoccurrence of which would reasonably be expected to cause the failure by such party to comply with or satisfy, any covenant, condition or agreement to be complied with or satisfied by it hereunder in any material respect;

(c)             the receipt by such party of any notice or other communication from any Person alleging that the consent of such Person, which consent is or could reasonably be expected to be material to the Company and its Subsidiaries or the operation of their businesses, is or may be required in connection with the transactions contemplated by this Agreement;

(d)             the receipt by such party of any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(e)             its learning of any actions, suits, claims, investigations or proceedings commenced against, or affecting such party that, if they were pending on the date of this Agreement, would have been required to be disclosed pursuant to this Agreement or which relate to the consummation of the transactions contemplated by this Agreement.

The delivery of any notice pursuant to this Section 7.11 shall not limit or otherwise affect the remedies available hereunder to any of the parties receiving such notice.

Section 7.12.          Confidentiality Agreements.  Parent acknowledges on behalf of its Affiliates and each investor in Parent party to any Confidentiality Agreement that such Affiliates and investors continue to be bound by such Confidentiality Agreement (including any “standstill” provisions therein), and the parties hereto acknowledge and agree that this Agreement does not in any manner modify or limit the Company’s or such Affiliate’s rights and obligations under such agreements.

Section 7.13.          Vesting of Company Equity Awards.  As promptly as practicable (and in any event within 30 calendar days from the date of this Agreement), the Company shall take such actions as may be reasonably required to irrevocably amend the terms of the Company Equity Awards to provide that in the event the Company consummates a Superior Proposal which results in the termination of this Agreement, any such Company Equity Awards that are unvested as of the date of such consummation (the “Superior Proposal Effective Time”) shall become fully vested (and, in the case of Company Options, immediately exercisable in full) and all restrictions on such Company Equity Awards shall lapse, in each case at the Superior Proposal Effective Time, provided that (1) such Company Equity Awards are still outstanding at (and have not terminated prior to) the Superior Proposal Effective Time, (2) such Company Equity Awards have not yet become fully vested or exercisable prior to the Superior Proposal Effective Time and (3) such amendments shall expressly be conditioned upon the consummation of a Superior Proposal that results in the termination of this Agreement and shall be of no effect if such Superior Proposal is not consummated.

Section 7.14.          Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1.            Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been approved by the Requisite Stockholder Vote.

(b)           Regulatory Approval.  Any applicable waiting period under the HSR Act (and any extension thereof) relating to the Merger shall have expired or been terminated, and all other required approvals of any Governmental Authority (including any Gaming Approvals) shall have been obtained.

(c)           No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other Law (each, a “Restraint”) shall be in effect which prohibits, restrains or renders illegal the consummation of the Merger (provided, that prior to asserting this condition, the party asserting this condition shall have used its reasonable best efforts (in the manner contemplated by Section 7.2) to prevent the entry of any such Restraint and to appeal as promptly as possible any judgment that may be entered).

Section 8.2.            Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or valid waiver of the following further conditions:

(a)           Representations and Warranties.  Subject to the preamble to Article IV, the representations and warranties (i) set forth in Section 4.5 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time and (ii) set forth in Article IV, other than those described in clause (i) above, shall be true and correct in all respects as of the date of this Agreement and as of the date of the Effective Time as if made at and as of such time, except in the case of this clause (ii) where the failure to be so true and correct, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Material Adverse Effect on the Company, provided that in the case of clauses (i) and (ii), representations made as of a specific date shall be required to be true and correct (subject to the qualifications set forth in clauses (i) and (ii), as applicable) as of such date only.  Parent and Merger Sub shall have received a certificate signed by a senior officer of the Company attesting to the foregoing.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder.  Parent and Merger Sub shall have received a certificate signed by a senior officer of the Company attesting to the foregoing.

Section 8.3.            Conditions to the Obligations of the Company  The obligation of the Company to consummate the Merger is subject to the satisfaction or valid waiver of the following further conditions:

(a)           Representations and Warranties.   The representations and warranties of Parent and Merger Sub contained in this Agreement that are qualified as to materiality shall be true and correct as of the date of this Agreement and as of the Effective Time as if made at and as of such time and those which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time, provided that representations made as of a specific date shall be required to be true as of such date only.  The Company shall have received a certificate signed by a senior officer of Parent and Merger Sub attesting to the foregoing.

(b)           Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder.  The Company shall have received a certificate signed by a senior officer of Parent and Merger Sub attesting to the foregoing

ARTICLE IX

TERMINATION

Section 9.1.            Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any prior approval of this Agreement by the stockholders of the Company):

(a)           by mutual written consent of the Company (acting on the direction of the Special Committee), on the one hand, and Parent and Merger Sub, on the other hand;

(b)           by either the Company (with the prior approval of the Special Committee) or Parent, if:

(i)            the Effective Time shall not have occurred on or before the twelfth month anniversary of the date of this Agreement (the “End Date,” unless extended pursuant to the proviso below), provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement has been the principal cause of the failure of the Merger to be consummated by such time; provided, however, that if all of the conditions to the Closing set forth in Article VIII were or were capable of being satisfied on the twelfth month anniversary of the date of this Agreement other than relating to a Gaming Approval, then, upon written notice provided by Parent to the Company prior to such twelfth month anniversary, the “End Date” shall be automatically extended for an additional three months;

(ii)           if any Restraint having the effect set forth in Section 8.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party whose breach of any provision of this Agreement is the principal cause of or resulted in the application or imposition of such Restraint; or

(iii)          at the Company Stockholder Meeting or any adjournment thereof at which this Agreement has been voted upon, the Company stockholders fail to approve this Agreement by the Requisite Stockholder Vote;

(c)           by the Company (with the prior approval of the Special Committee), if:

(i)            a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Sections 8.3(a) or (b) not to be satisfied, and such breach is incapable of being cured or, if capable of being cured, such breach is not cured within sixty (60) calendar days following notice of such breach to Parent; provided, however, that the Company is not then in material breach of this Agreement; or

(ii)           at any time after the date of this Agreement and prior to obtaining the Requisite Stockholder Vote, the Company receives a Company Acquisition Proposal and the Board of Directors (acting through the Special Committee if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) shall have concluded in good faith that such Company Acquisition Proposal constitutes a Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause unless:

(A)          the Company shall have complied in all material respects with Section 7.4 of this Agreement;

(B)           the Company concurrently pays the Termination Fee payable pursuant to Section 9.2(a); and

(C)           the Board of Directors of the Company concurrently approves, and the Company concurrently enters into, a definitive agreement with respect to such Superior Proposal.

(d)           by Parent or Merger Sub, if:

(i)            a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 8.2(a) or (b) not to be satisfied, and such breach is incapable of being cured or, if capable of being cured, such breach is not cured within sixty (60) calendar days following notice of such breach to the Company; provided, however, that neither Parent nor Merger Sub is then in material breach of this Agreement;

(ii)           the Board of Directors of the Company or any committee thereof (A) shall have effected a Recommendation Withdrawal, or publicly proposed to effect a Recommendation Withdrawal, or (B) shall have approved or recommended to the stockholders of the Company a Company Acquisition Proposal other than the Merger, or shall have resolved to effect the foregoing.; or

(iii)          the Company shall have willfully breached the terms of Section 7.4 of this Agreement in any respect materially adverse to Parent and Merger Sub.

Section 9.2.            Termination Fee.  (a)  In the event that this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii) or by Parent pursuant to Section 9.1(d)(ii)(B) or Section 9.1(d)(iii), then the Company shall pay to Parent the Termination Fee, at or prior to the time of termination in the case of a termination pursuant to Section 9.1(c)(ii) or as promptly as possible (but in any event within four Business Days) following termination of this Agreement in the case of a termination pursuant to Section 9.1(d)(ii)(B) or Section 9.1(d)(iii).

(b)           In the event that this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii)(A) and, at any time after the date of this Agreement and prior to the event giving rise to Parent’s right to terminate this Agreement under Section 9.1(d)(ii)(A), a Company Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to the Special Committee (or any person shall have publicly announced, or communicated or made known a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal), then the Company shall pay to Parent the Termination Fee as promptly as possible (but in any event within four Business Days) following termination of this Agreement.

(c)           In the event that this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(iii) and, at any time after the date of this Agreement and prior to the Company Stockholder Meeting, a Company Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to the Special Committee (or any person shall have publicly announced, or communicated or made known a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal) and such Company Acquisition Proposal is not withdrawn or terminated prior to the Company Stockholder Meeting, and, if within twelve (12) months after such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Company Acquisition Proposal (whether or not the same as that originally announced), then the Company shall pay to Parent the Termination Fee, less the amount of any Parent Expenses previously paid to Parent by the Company, on the date of such execution or consummation (provided that solely for purposes of this Section 9.2(c), the term “Company Acquisition Proposal” shall have the meaning set forth in the definition of Company Acquisition Proposal contained in Section 7.4 but references therein to “30%” shall be replaced with “50%”).

(d)           In the event that this Agreement is terminated by the Company pursuant to Section 9.1(c)(i), including as a result of a breach by Parent or Merger Sub of its respective obligations to effect the Closing pursuant to Section 2.1 and satisfy its obligations under Article II, including depositing (or causing to be deposited) with the Disbursing Agent sufficient funds to make all payments pursuant to Section 2.3, then Parent and Merger Sub collectively shall pay the Reverse Termination Fee to the Company or as directed by the Company as promptly as possible (but in any event within four Business Days) following termination of this Agreement.

(e)           If this Agreement is terminated pursuant to Section 9.1(b)(i), and, at the time of such termination, (A) the condition set forth in Section 8.1(b) has not been satisfied due to a failure by Parent or Merger Sub to obtain any and all Gaming Approvals and the conditions set forth in Sections 8.1(a), 8.1(c) and 8.2 have been satisfied (or are capable of being satisfied at the Closing), (B) the Company shall not have meaningfully contributed to the failure of Parent or Merger Sub to obtain any Gaming Approval and (C) the Company is not in material breach of this Agreement, then Parent and Merger Sub collectively shall pay the Regulatory Termination Fee to the Company or as directed by the Company as promptly as reasonably practicable (but in any event within four Business Days) following termination of this Agreement.  For the avoidance of doubt, the disclosure of objective facts (and not opinions or any other subjective statements) by the Company as required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Authority to which the Company is subject that is not made for the purposes of triggering a Regulatory Termination Fee shall not, in and of themselves, constitute a meaningful contribution by the Company as referenced above.

(f)            In the event that this Agreement is terminated (x) by Parent or the Company pursuant to Section 9.1(b)(iii) under circumstances in which (i) the Company stockholders fail to approve this Agreement by the Majority-Minority Vote and (ii) the Termination Fee is not then payable pursuant to this Section 9.2, or (y) by Parent pursuant to Section 9.1(d)(i), then the Company shall pay to Parent as promptly as possible (but in any event within four Business Days) all of Parent’s and Merger Sub’s reasonable out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent, Merger Sub and their respective Affiliates on or prior to the termination of this Agreement (only to the extent not otherwise previously paid to, or for the benefit of, Parent by the Company prior to the termination of this Agreement) in connection with the transactions contemplated by this Agreement (“Parent Expenses”) following receipt of an invoice therefor, together with a documented itemization setting forth in reasonable detail all of the Parent Expenses for which Parent, Merger Sub and their respective Affiliates are seeking reimbursement; provided that the existence of circumstances which could require the Termination Fee subsequently to become payable pursuant to Section 9.2(c) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 9.2(e); and provided, further that the payment by the Company of Parent Expenses pursuant to this Section 9.2(e) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 9.2(c) except to the extent indicated in such Section 9.2(c); and provided, further, that the reimbursement for Parent Expenses shall in no event exceed $40,000,000 in the aggregate.

(g)           Any amount that becomes payable pursuant to Section 9.2(a), 9.2(b), 9.2(c), 9.2(d), 9.2(e) or 9.2(f) shall be paid by wire transfer of immediately available funds to an account designated by Parent or the Company, as applicable.

(h)           Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Company, Parent and Merger Sub would not have entered into this Agreement, and that any amounts payable pursuant to this Section 9.2 do not constitute a penalty.  If the Company fails to pay Parent the Termination Fee or Parent Expenses when due or Parent fails to pay the Company the Reverse Termination Fee when due, the Company or Parent, as the case may be, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by such other party in connection with the collection under and enforcement of this Section 9.2.

Section 9.3.            Effect of Termination.  If this Agreement is validly terminated pursuant to Section 9.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates hereunder, except Sections 7.2(a) (solely with respect to the reimbursement obligations of Parent), 7.9(a) (solely with respect to the indemnification and reimbursement obligations of Parent), 7.10(b), 7.12, 7.13, 9.2, 9.3, 10.1, 10.3, 10.6, 10.11 and 10.13 will survive the termination hereof; provided, however, that Parent’s and Merger Sub’s obligations solely with respect to Sections 7.2(a), 7.9(a) and 7.10(b) shall survive for a period of six (6) months following the termination of this Agreement; provided, further, that in the event that any claim based upon, relating to or arising out of Section 7.2(a), 7.9(a) or 7.10(b) is made by the Company to Parent or Merger Sub in writing prior to expiration of such six month period, then Parent’s and Merger Sub’s obligations under Sections 7.2(a), 7.9(a) and 7.10(b), as applicable, with respect to such claim shall survive the expiration of the six month period until the final resolution of such claim.

ARTICLE X

MISCELLANEOUS

Section 10.1.          Notices.  All notices, requests and other communications to any part hereunder shall be in writing (including facsimile or similar writing) and shall be given:

if to Parent or Merger Sub, to:

Fertitta Colony Partners LLC

2960 West Sahara Avenue, Suite 200

Las Vegas, Nevada 89102

Attention:  Frank J. Fertitta III

Fax:  (702) 367-9675

with copies (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

Attention:  Kenneth J. Baronsky

Fax:  (213) 892-4733

Colony Capital Acquisitions, LLC

1999 Avenue of the Stars, Suite 1200

Los Angeles, California 90067

Attention: Jonathan H. Grunzweig

     Joy Mallory

Fax: (310) 407-7407

and

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention: Thomas Cerabino

Fax:  (212) 728-9208

if to the Company, to:

Station Casinos, Inc.

c/o Special Committee of the Board of Directors

10973 West Summerlin Centre Drive

Las Vegas, Nevada  89135

Attention:  General Counsel

Fax:  (702) 221-6613

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Suite 3400

Los Angeles, California 90071

Attention:  Rod Guerra

Fax:  (213) 621-5217

and

Kummer Kaempfer Bonner Renshaw & Ferrario

3800 Howard Hughes Parkway, Seventh Floor

Las Vegas, Nevada  89109

Attention:  Michael Bonner

Fax:  (702) 796-7181

or such other address or facsimile number as such party may hereafter specify by notice to the other parties hereto.  Each such notice, request or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified above and electronic confirmation of transmission is received or (ii) if given by any other means, when delivered at the address specified in this Section 10.1.

Section 10.2.          Survival of Representations and Warranties.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and then only to such extent.

Section 10.3.          Expenses.  Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 10.4.          Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors (in the case of the Company, acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) at any time prior to the Effective Time, whether before or after approval of this Agreement by the Company stockholders; provided, however, that, after approval of this Agreement by the Company stockholders, no amendment may be made which under applicable Law requires the further approval of the stockholders of the Company without such further approval.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 10.5.          Waiver.  At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein, provided, that for so long as the Special Committee exists, the Company may not take any such action unless previously authorized by the Special Committee, or otherwise such action shall be taken by resolution of a majority of its Disinterested Directors.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 10.6.          Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto (and any purported assignment without such consent shall be void and without effect), except that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder.

Section 10.7.          Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflicts of laws principles thereof.

Section 10.8.          Counterparts; Effectiveness; Third Party Beneficiaries.  This Agreement may be executed by facsimile signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective only when actually signed by each party hereto and each such party has received counterparts hereof signed by all of the other parties hereto.  No provision of this Agreement is intended to or shall confer upon any Person other than the parties hereto any rights or remedies hereunder or with respect hereto, except as otherwise expressly provided in Section 7.5.

Section 10.9.          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

Section 10.10.        Entire Agreement.  This Agreement, together with the Company Disclosure Letter, the Parent Disclosure Letter, the Voting Agreement, the Equity Financing Commitment, the Equity Rollover Commitments, the Confidentiality Agreements and the Limited Guarantee, constitutes the entire agreement of the parties hereto with respect to its subject matter and supersedes all oral or written prior or contemporaneous agreements and understandings among the parties with respect to such subject matter.  None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter hereof except as specifically set forth herein or in the Company Disclosure Letter.

Section 10.11.        Jurisdiction.

(a)           Each party irrevocably submits to the jurisdiction of (i) any Nevada State court, and (ii) any Federal court of the United States sitting in the State of Nevada, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby.  Each party agrees to commence any suit, action or proceeding relating hereto either in any Federal court of the United States sitting in the State of Nevada or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in any Nevada State court.  Each party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) any Nevada State court, and (ii) any Federal court of the United States sitting in the State of Nevada, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Each party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 10.11 shall affect the right of any party to serve legal process in any other manner permitted by law.  The consent to jurisdiction set forth in this Section 10.11 shall not constitute a general consent to service of process in the State of Nevada and shall have no effect for any purpose except as provided in this Section 10.11.  The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)           EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

Section 10.12.        Authorship.  The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party.  Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 10.13.        Remedies.

(a)           Parent’s and Merger Sub’s right to terminate this Agreement and receive, as applicable, the payment of the Termination Fee pursuant to Section 9.2(a), 9.2(b) or 9.2(c) and the amounts payable pursuant to Section 9.2(f) shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective Affiliates, stockholders, partners, members, directors, officers or agents; provided, however, it is agreed that in the event of a breach or threatened breach of this Agreement by the Company, prior to the valid termination of this Agreement by the Parent or Merger Sub, Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.  The parties hereto agree that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in all material respects by the Company in accordance with their specific terms or were otherwise materially breached (or the Company were to threaten such a breach).  The Company irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by Parent or Merger Sub.  Whether or not Parent or Merger Sub seeks specific performance pursuant to the foregoing provisions or otherwise, in no event shall Parent or Merger Sub be entitled to Damages in excess of the Termination Fee.  Upon the payment, as applicable, of the Termination Fee pursuant to Section 9.2(a), 9.2(b) or 9.2(c) and the amounts payable pursuant to Section 9.2(f), none of the Company and its Subsidiaries or any of their respective Affiliates, stockholders, partners, members, directors, officers or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

(b)           Notwithstanding anything to the contrary contained in this Agreement, the Company’s right to terminate this Agreement and receive payment, as applicable, of the Reverse Termination Fee or the Regulatory Termination Fee pursuant to Section 9.2(d) or 9.2(e) and any amounts payable pursuant to Sections 7.2(a), 7.9(a), 7.10(b) and 9.2(h) shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub and any of their respective Affiliates, stockholders, partners, members, directors, officers or agents.  The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or to enforce specifically the terms and provisions of this Agreement; provided, however, that the Company shall be entitled to seek specific performance of Parent’s obligation to cause the Equity Financing to be funded at the Closing if all of the conditions to Closing set out in Section 8.1 and Section 8.2 are satisfied (or are capable of being satisfied upon the Closing), the funds contemplated by the Debt Financing shall be available and the Company shall not be in material breach of this Agreement.  Upon the payment, as applicable, of the Reverse Termination Fee or the Regulatory Termination Fee pursuant to Section 9.2(d) or 9.2(e) and any amounts payable pursuant to Sections 7.2(a), 7.9(a), 7.10(b) and 9.2(h), none of the Parent or Merger Sub or any of their respective Affiliates, stockholders, partners, members, directors, officers or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the day and year first written above.

STATION CASINOS, INC.

By:	/s/ James E. Nave, D.V.M.
Name:	James E. Nave, D.V.M.
Title:	Chairman of the Special Committee

FERTITTA COLONY PARTNERS LLC

By:	/s/ Frank J. Fertitta, III
Name:	Frank J. Fertitta, III
Title:	Authorized Member

FCP ACQUISITION SUB

By:	/s/ Frank J. Fertitta, III
Name:	Frank J. Fertitta, III
Title:	President